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                                                                    Exhibit 14.3

                         APT SATELLITE HOLDINGS LIMITED

                TERMS OF REFERENCE OF THE REMUNERATION COMMITTEE

                 (Also known as Remuneration Committee Charter)

                         (established on 11 April 2005)

A.    Objectives

      The Remuneration Committee is established by the Board of Directors of APT Satellite Holdings Limited as a long-standing sub-committee of the Board for the purposes of providing recommendations in respect of the remuneration of Directors and senior management staff and related policies.

B.    Authority and Responsibility

      1. to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal procedure for developing policy on such remuneration;

      2. to determine the specific remuneration packages of all Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors. The Remuneration Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration;

      3. to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

      4. to review and approve the compensation payable to Directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company;

      5. to review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate; and

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All rights reserved.
No part of this material may be reproduced in any form by any means without first obtaining permission from APT Satellite Holdings Limited
1st edition on 11 April 2005.

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      6.    to ensure that no Director or any of his associates is involved in deciding his own remuneration;

      7. to formulate and review regularly the policy for the remuneration of Directors, assessing performance of Directors and approving the terms of Directors' service contracts; and

      8.    to submit work reports to the Board on an annual basis.

C.    Composition

      The Remuneration Committee shall be composed of one Executive Directors and three Independent Non-executive Directors.

D.    Meetings

      The Remuneration Committee shall meet at least once per year either in person or through other electronic means of communication. The quorum of meetings shall be at least three members. The Chairman of the Remuneration Committee, who shall be Independent Non-executive Director, shall be approved by resolution of the Board of Directors. The Secretary of the Remuneration Committee shall be the Director or Deputy Director of Corporate Affairs Department.

E.    Resources

      The Remuneration Committee shall be entitled to access external professional advice whenever necessary.

                                       END

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All rights reserved.
No part of this material may be reproduced in any form by any means without first obtaining permission from APT Satellite Holdings Limited
1st edition on 11 April 2005.